Exhibit 12.1
Ratio of Earnings to Fixed Charges
Updated through September 30, 2010
(dollars in millions)

						Nine
						Months
						Ended
						Sept. 30,
	2005	2006	2007	2008	2009	2010

Income from continuing operations before income taxes	$356.3	$451.4	$474.9	$280.4	$592.3	$588.6
Minority interest in earnings (losses) of consolidated subsidiaries included in income from continuing operations before income taxes	$—	$—	$—	$—	$—	$—

Fixed charges:
Interest expensed and capitalized	$41.4	$88.5	$128.9	$104.9	$78.2	$71.6
Interest credited on reinsurance contracts	208.4	244.8	246.1	233.2	323.7	230.9
One-third of rentals	2.3	2.4	3.6	4.1	4.7	4.0

Total fixed charges	$252.1	$335.7	$378.6	$342.2	$406.6	$306.5

Less interest capitalized, net of amortization	—	—	—	—	—	—

Income from continuing operations before income taxes and minority interest plus fixed charges	$608.4	$787.1	$853.5	$622.6	$998.9	$895.1

Ratio of earnings to fixed charges	2.4	2.3	2.3	1.8	2.5	2.9

Total fixed charges	$252.1	$335.7	$378.6	$342.2	$406.6	$306.5
Less Interest credited on reinsurance contracts	(208.4)	(244.8)	(246.1)	(233.2)	(323.7)	(230.9)

Total fixed charges excluding interest credited (1)	$43.7	$90.9	$132.5	$109.0	$82.9	$75.6

Income from continuing operations before income taxes and minority interest plus fixed charges excluding interest credited under reinsurance contracts (1)	$400.0	$542.3	$607.4	$389.4	$675.2	$664.2

Ratio of earnings to fixed charges excluding interest credited under reinsurance contracts (1)	9.2	6.0	4.6	3.6	8.1	8.8

(1)	This information is not required, but the Company believes it provides additional useful information on the coverage of fixed charges that are not related to our products.